Exhibit 99.1

UNCLASSIFIED - NON CLASSIFIÉ# Reporting Entity Name Reporting Year From 2025-01-01 To: 2025-12-31 Date submitted 2026-05-26 Other Subsidiaries Included (optional field) For Consolidated Reports - Subsidiary Reporting Entities Included in Report: Not Substituted Attestation by Reporting Entity Full Name of Director or Officer of Reporting Entity Position Title Eldorado Gold Corporation Date Paul Ferneyhough Executive VP and Chief Financial Officer 2026-05-26 Extractive Sector Transparency Measures Act - Annual Report Eldorado Gold (Quebec) Inc (ID: E558445) In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above. Reporting Entity ESTMA Identification Number E919377 Amended Report Original Submission

UNCLASSIFIED - NON CLASSIFIÉ# Reporting Year From: 2025-01-01 To: 2025-12-31 Reporting Entity Name Currency of the Report Reporting Entity ESTMA Identification Number Subsidiary Reporting Entities (if necessary) Country Payee Name Departments, Agency, etc… within Payee that Received Payments Taxes Royalties Fees Production Entitlements Bonuses Dividends Infrastructure Improvement Payments Total Amount paid to Payee Notes Turkey Federal Government of the Republic of Turkey 90,490,000 44,040,000 11,910,000 146,440,000 Payments to Ankara Kurmular Tax Office, General Directorate of Mining and Oil Affairs, Regional Directorate of Forestry, Usak Land Registry Office, Menderes Land Registry Office, Canakkale Provincial Special Administration, Ankara 9th Notary Hayriye Ozcelik, Canakkale Tax Office, Ankara 77th Notary Sevgi Kokbudak, Ministry of Justice, Ankara 9th Notary Yildiz Kalyon, Canakkale 8th Notary, Chamber of Electrical Engineers, Ministry of Environment Urbanization and Climate Change, Energy Market Regulatory Authority, Union of Turkish Bar Associations, Governorship of Eskisehir, General Directorate of Land of Registry, Ulubey Tax Office, and Ulubey Notary. Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 39.78. See note 1 below. Turkey Menderes Municipality 290,000 290,000 Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 39.78. Canada Federal Government of Canada 13,640,000 13,640,000 Payments made to Receveur General du Canada. Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.41. Canada Government of Quebec 44,140,000 44,140,000 Payments to Revenu Quebec and Ministere de l'Environnement Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.41. Canada Municipality of Val-d'Or 490,000 490,000 Payments to Centre Service Scolaire de l'Or et des Bois, Ville de Val d'Or, and Ville de Rouyn-Noranda. Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.41. Greece Federal Government of Greece 190,000 16,660,000 16,850,000 Payments made in EUR, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 0.87. Greece Municipality of Aristoteles 2,270,000 2,270,000 Payments made in EUR, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 0.87. Additional Notes: 1. Taxes of $94,120,000 were remitted to the Federal Government of the Republic of Turkey of which $90,490,000 was paid in cash after applying refunds of sales taxes previously paid. Payments by Payee Extractive Sector Transparency Measures Act - Annual Report E919377 Eldorado Gold (Quebec) Inc (ID: E558445) Eldorado Gold Corporation USD

UNCLASSIFIED - NON CLASSIFIÉ# Reporting Year From: 2025-01-01 To: 2025-12-31 Reporting Entity Name Currency of the Report Reporting Entity ESTMA Identification Number Subsidiary Reporting Entities (if necessary) Country Payee Name Departments, Agency, etc… within Payee that Received Payments Taxes Royalties Fees Production Entitlements Bonuses Dividends Infrastructure Improvement Payments Total Amount paid to Payee Notes Turkey Federal Government of the Republic of Turkey 90,490,000 44,040,000 11,910,000 146,440,000 Payments to Ankara Kurmular Tax Office, General Directorate of Mining and Oil Affairs, Regional Directorate of Forestry, Usak Land Registry Office, Menderes Land Registry Office, Canakkale Provincial Special Administration, Ankara 9th Notary Hayriye Ozcelik, Canakkale Tax Office, Ankara 77th Notary Sevgi Kokbudak, Ministry of Justice, Ankara 9th Notary Yildiz Kalyon, Canakkale 8th Notary, Chamber of Electrical Engineers, Ministry of Environment Urbanization and Climate Change, Energy Market Regulatory Authority, Union of Turkish Bar Associations, Governorship of Eskisehir, General Directorate of Land of Registry, Ulubey Tax Office, and Ulubey Notary. Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 39.78. See note 1 below. Turkey Menderes Municipality 290,000 290,000 Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 39.78. Canada Federal Government of Canada 13,640,000 13,640,000 Payments made to Receveur General du Canada. Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.41. Canada Government of Quebec 44,140,000 44,140,000 Payments to Revenu Quebec and Ministere de l'Environnement Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.41. Canada Municipality of Val-d'Or 490,000 490,000 Payments to Centre Service Scolaire de l'Or et des Bois, Ville de Val d'Or, and Ville de Rouyn-Noranda. Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.41. Greece Federal Government of Greece 190,000 16,660,000 16,850,000 Payments made in EUR, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 0.87. Greece Municipality of Aristoteles 2,270,000 2,270,000 Payments made in EUR, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 0.87. Additional Notes: 1. Taxes of $94,120,000 were remitted to the Federal Government of the Republic of Turkey of which $90,490,000 was paid in cash after applying refunds of sales taxes previously paid. Payments by Payee Extractive Sector Transparency Measures Act - Annual Report E919377 Eldorado Gold (Quebec) Inc (ID: E558445) Eldorado Gold Corporation USD

UNCLASSIFIED - NON CLASSIFIÉ # Reporting Year From: 2025-01-01 To: 2025-12-31 Reporting Entity Name Currency of the Report Reporting Entity ESTMA Identification Number Subsidiary Reporting Entities (if necessary) Country Project Name Taxes Royalties Fees Production Entitlements Bonuses Dividends Infrastructure Improvement Payments Total Amount paid by Project Notes Turkey Kisladag 27,720,000 8,770,000 36,490,000 Note 1 Turkey Efemcukuru 16,610,000 2,180,000 18,790,000 Note 1 Turkey Ankara Office 90,490,000 960,000 91,450,000 Note 1 Canada Lamaque Complex 58,270,000 58,270,000 Note 2 Greece Perama Hill 20,000 20,000 Note 3 Greece Kassandra Mines 180,000 16,640,000 2,270,000 19,090,000 Note 3 Greece Skouries 10,000 10,000 Note 3 Additional Notes: 1. Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 39.78. 2. Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.41. 3. Payments made in EUR, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 0.87. Payments by Project Eldorado Gold (Quebec) Inc (ID: E558445) Extractive Sector Transparency Measures Act - Annual Report Eldorado Gold Corporation USD E919377

Reporting Principles

1.	Basis of Accounting

The Schedule of Payments by Payee and the Schedule of Payments by Project (collectively, the “Schedules") prepared by Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2025 has been prepared in accordance with the financial reporting provisions in Section 9 of the Extractive Sector Transparency Measures Act, Section 2 of the Extractive Sector Transparency Measures Act – Technical Reporting Specifications and Section 3 of the Extractive Sector Transparency Measures Act – Guidance Version 2.1 (collectively the “financial reporting framework”).

The Schedules are prepared to provide information to the Board of Directors of Eldorado Gold Corporation and the Minister of Natural Resources Canada to assist in meeting the requirements of the Extractive Sector Transparency Measures Act. As a result, the Schedules may not be suitable for another purpose.

2.	Basis of Presentation

The Schedules have been prepared using the cash basis of accounting, as required by the financial reporting framework, and therefore exclude any accruals related to payments due to governments.

The Schedules include all cash payments made, without inclusion of cash inflows from a government. Where the Company makes a payment to a government that is net of credits from that government, the net payment amount has been presented.

3.	Reporting Currency

All payments are reported in U.S. dollars which is the reporting currency of the Company. When the Company has made payments in currencies other than its reporting currency, it translates the payments using the exchange rate on the date of the individual payment.

4.	Rounding

All figures have been rounded to the nearest $10,000 U.S. dollars.

5.	Control

As required by the financial reporting framework, the Company has reported payments made by entities controlled by the Company. The Company has determined whether it controls an entity in accordance with International Financial Reporting Standards.